

January 9, 2015

<u>Via E-mail</u>
Robert L. Frichtel
Chief Executive Officer
Advanced Cannabis Solutions, Inc.
6565 E. Evans Avenue
Denver, CO 80224

> **Re: Advanced Cannabis Solutions, Inc.**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed January 2, 2015**
> **File No. 333-193890**

Dear Mr. Frichtel:

We have reviewed your amended registration statement and letter dated January 2, 2015, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   We note that your Calculation of Registration Fee table makes reference to 3,764,700 shares of common stock. However, this is not consistent with your prospectus cover page disclosure which indicates that by means of this prospectus, shareholders are offering to sell up to 3,364,700 shares of common stock. Please revise to provide consistent disclosure throughout your filing regarding the transactions to be covered by this registration statement. In addition, please ensure that the legality opinion filed as Exhibit 5.1 covers the legality of all shares to be offered under this registration statement. In that regard, we note that the opinion on file makes reference to only 3,364,700 shares of common stock.

<u>Management, page 19</u>

2.   Please update your executive and director compensation information to provide disclosure for 2014.

<u>Closing Comments</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Sandra Eisen, Staff Accountant, at (202) 551-3864 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Parhaum J. Hamidi, Staff Attorney, at (202) 551-3421 or, in his absence, Laura Nicholson, Senior Counsel, at (202) 551-3584 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Arthur S. Marcus, Esq.
         Sichenzia Ross Friedman Ference LLP